SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON AUGUST 14, 2015

I. Date, Time and Place: August 14, 2015, at 17:30 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Company’s Board of Directors. III. Presiding Board: Mr. Henrique Constantino, as Chairman of the meeting, invited me, Claudia Karpat, to act as Secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To resolve on the extension of the term of the statutory preemptive rights to subscribe to the new shares issued under the private capital increase, within the limits of the authorized capital stock, as approved by the Board of Directors’ Meeting held on July 14, 2015. VI. Resolutions: The members of the Company’s Board of Directors, with purposes of providing an additional opportunity to the market shareholders to subscribe for their statutory preemptive rights, unanimously approved with no restrictions, the extension of the term of the statutory preemptive rights to subscribe to the new shares issued under the capital increase of the Company, within the limits of the authorized capital, as approved by the Board of Directors’ Meeting held on July 14, 2015 and object of the Notice to the Shareholders and the Annex 30-XXXII of the CVM Instruction no. 480/09, both disclosed to the market on the same date (“Capital Increase”), so that the term to exercise the statutory preemptive rights, previously deemed to be terminated on August 14, 2015, shall now be terminated on August 21, 2015. The remaining terms and conditions of the Capital Increase shall remain in force. As a result of the above mentioned resolution, the Board of Officers of the Company is hereby authorized to perform any and all acts necessary to implement the extension of the term of the statutory preemptive rights to subscribe to the new shares issued under the capital increase of the Company approved herein, and to complete all the necessary publications in this regard in accordance with the applicable law. VII. Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who intended to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up the minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed by them. Signatures: Presiding Board: Henrique Constantino – President; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, August 14, 2015.

_________________________________ Henrique Constantino President	____________________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.